May 6, 2019	Mark L. Johnson mark.johnson@klgates.com T +1 617 261 3260 F +1 617 261 3175

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, DC 20549
Attention: Jeanne Bennett and Gary Todd

Re:	ACM Research, Inc. File No. 001-38273 Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2018 Quarterly Report on Form 10-Q for the Quarterly Period Ended September 30, 2018

Ladies and Gentlemen:

We are submitting this letter on behalf of ACM Research, Inc. (the “Company”), in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated April 18, 2019 with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2018 (the “2018 Form 10-K”) and Form 10-Q for the quarterly period ended March 31, 2019.

For convenience, we have set forth below, in italicized, bold type, the enumerated written comments provided in the Staff’s letter to the Company dated April 18, 2019. The response of the Company to each comment is set forth immediately following the comment.

K&L GATES LLP
STATE STREET FINANCIAL CENTER ONE LINCOLN STREET BOSTON MA 02111
T +1 617 261 3100 F +1 617 261 3175 klgates.com

Form 10-K for the Fiscal Year Ended December 31, 2018

Item 15. Exhibits and Financial Statement Schedules, page 100

1.
We note that your Form 10-K does not include the required certifications. Please file a complete amendment of the Form 10-K, including the full text of Exhibits 31 and 32. Refer to Item 601 of Regulation S-K and Exchange Act Rule 13a-14.

The Company acknowledges the Staff’s comment and the need to file the required certifications as Exhibits 31 and 32. The Company prepared, and the appropriate officers executed, the required certifications in connection with the filing of the 2018 Form 10-K. Due to a financial printer’s error, those certifications were not included as exhibits to the 2018 Form 10-K.

Management’s report on internal control over financial reporting was included in Item 9A of the 2018 Form 10-K, and therefore no changes to the body of the 2018 Form 10-K are required in connection with the filing of the required certifications. The Company believes that the filing of a restatement of the entire Form 10-K without any changes in the text of the body is not necessary or desirable because it would not further investor understanding and may in fact create investor confusion regarding the purpose of the filing. Accordingly, the Company respectfully requests that it be permitted to file the required certifications in an exhibits-only amendment to the 2018 Form 10-K, rather than as part of an amendment restating the entire 2018 Form 10-K.

We note that references to certain of the exhibits incorporated by reference into the 2018 Form 10-K inadvertently were not hyperlinked to the filings of those exhibits. The Company will correct that oversight contemporaneously with the filing of the required certifications.

Form 10-Q for the Quarterly Period Ended September 30, 2018

Item 6. Exhibits, page 39

2.
We note that the officer certifications do not include the language referring to internal control over financial reporting that should appear in the introductory sentence of paragraph 4 and paragraph 4(b). Please amend the filing to include the correct certifications. You may file an abbreviated amendment that includes a cover page, explanatory note, signature page and paragraphs 1, 2, 4 and 5 of the certification. Refer to Exchange Act Rule 13a-14(a) and Item 601(b)(31) of Regulation S-K. This comment also applies to your Forms 10-Q for the quarters ended March 31, 2018 and June 30, 2018.

Pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a) under the Securities Act of 1934, the Company was first required to include a report by management on the effectiveness of its internal control over financial reporting in the 2018 Form 10-K.

Rules 13a-14(a) and 15d-14(a) provide that “[t]he principal executive and principal financial officers of an issuer may omit the portion of the introductory language in paragraph 4 as well as language in paragraph 4(b) of the certification that refers to the certifying officers’ responsibility for designing, establishing and maintaining internal control over financial reporting for the issuer until the issuer becomes subject to the internal control over financial reporting requirements in §240.13a-15 or §240.15d-15.”

The Commission provided further guidance on this issue in Release No. 33-8760 (December 15, 2006), stating that “the introductory language in paragraph 4 as well as language in paragraph 4(b) of the certification required by Exchange Act Rules 13a-14(a) and 15d-14(a) that refers to the certifying officers’ responsibility for designing, establishing and maintaining internal control over financial reporting for the company … is required to be provided in the first annual report required to contain management’s internal control report and in all periodic reports filed thereafter” (emphasis added).

Accordingly, the Company believes the officer certifications for its Quarterly Reports on Form 10-Q for quarterly periods prior to March 31, 2019 – that is, periodic reports filed prior to the filing of the 2018 Form 10-K – are not required to include language referring to internal control over financial reporting.

In confirming the Company’s understanding of the applicability and interpretation of Rules 13a-14(a) and 15d-14(a), we identified several comment letters issued by the Staff to other issuers (including those letters identified on Annex A) with respect to officer certifications omitting language referring to internal control over financial reporting officer to other public companies. In each of these comment letters, the Staff’s comment related to periodic reports filed after the issuer’s first Annual Report on Form 10-K required to contain management’s report on internal control report over financial reporting, which in each case was the issuer’s second Annual Report on Form 10-K filed with the Commission. The Staff did not instruct such issuers to, and such issuers did not, amend any Quarterly Reports on Form 10-Q filed prior to such second Annual Report, including any Quarterly Report on Form 10-Q for a quarterly period covered by the issuer’s second Annual Report on Form 10-K. The Company understands that these prior examples are not binding precedents with respect to the Company, but the Company believes the other comment letters evidence the clear meaning of Rules 13a-14(a) and 15d-14(a).

The Company respectfully requests that the Staff reconsider its instruction that the Company file amendments to its Quarterly Reports on Form 10-Q for the quarters ended March 31, 2018, June 30, 2018, and September 30, 2018 to include language relating to internal control over financial reporting in the introductory sentence of paragraph 4 and paragraph 4(b) of its officer certifications.

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Please do not hesitate to contact me at (617) 261-3260 if you have any questions or would like additional information regarding this matter.

Very truly yours,

/s/ Mark L. Johnson

Mark L. Johnson

cc:
David H. Wang, ACM Research, Inc.

Lisa Feng, ACM Research, Inc.

Mark K. McKechnie, ACM Research, Inc.

Annex A

Issuer	Date of Commission Correspondence
Anaptysbio Inc.	September 7, 2018
Audentes Therapeutics, Inc.	August 6, 2018
Cidara Therapeutics, Inc.	December 7, 2017
Sorrento Tech, Inc.	September 25, 2017
Aduro Biotech, Inc.	July 19, 2017

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